Exhibit 99.2

SECOND AMENDED AND RESTATED JOINT FILING AGREEMENT

This Second Amended and Restated Schedule 13G Joint Filing Agreement (this "Agreement") amends and restates in its entirety the Schedule 13G Joint Filing Agreement among the parties hereto dated March 3, 2025.

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Viper Energy, Inc., a Delaware corporation, and further agree that this Agreement be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned hereby executes this Agreement as of May 15, 2026.

TUMBLEWEED ROYALTY IV, LLC

By: /s/ John Sellers
Name: John Sellers
Title: Co-Chief Executive Officer

ENCAP ENERGY CAPITAL FUND XI, L.P.
By: EnCap Equity Fund XI GP, L.P.,
its general partner

By: EnCap Equity Fund XI GP, LLC
its general partner

By: EnCap Investments L.P.,
its sole member

By: EnCap Investments GP, L.L.C.,
its general partner

By: /s/ Douglas E. Swanson, Jr.
Name: Douglas E. Swanson, Jr.
Title: Managing Director

ENCAP ENERGY CAPITAL FUND X, L.P.
By: EnCap Equity Fund X GP, L.P.,
its general partner

By: EnCap Investments L.P.,
its general partner

By: EnCap Investments GP, L.L.C.,
its general partner

By: EnCap Investments Holdings, LLC,
its sole member

By: EnCap Partners, LP,
its managing member

By: EnCap Partners, GP, LLC,
its general partner

By: /s/ Douglas E. Swanson, Jr.
Name: Douglas E. Swanson, Jr.
Title: Managing Director

ENCAP PARTNERS GP, LLC

By: /s/ Douglas E. Swanson, Jr.
Name: Douglas E. Swanson, Jr.
Title: Managing Director